UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Taronis Fuels, Inc.

(Name of Issuer)

Common Stock, Par Value $0.000001

(Title of Class of Securities)

87621P100

(CUSIP Number)

November 18, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87621P100	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Wetherald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 70,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 70,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN
(1) This percentage is based on 444,612,615 shares of common stock of the issuer outstanding as of November 18, 2020.

CUSIP No. 87621P100	13G	Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 1 amends the statement on Schedule 13G originally filed on November 12, 2020 (the “Original 13G”) by the Reporting Person. Since the filing of the Original 13G, the Reporting Person acquired 30,000,000 additional shares of the Issuer’s common stock, par value $0.000001, pursuant to a common stock purchase agreement in a private placement offering that closed on November 18, 2020 in reliance on an exemption from registration afforded by Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D and Rule 506(b) as promulgated thereunder. Pursuant to a registration rights agreement entered into in connection with the private placement offering, the Company is required to file a registration statement on Form S-1 covering the registration and resale of the shares within 30 days of November 18, 2020.

Item 1.

(a)	Name of Issuer Taronis Fuels, Inc.

(b)	Address of Issuer’s Principal Executive Offices 24980 N. 83rd Avenue, Suite 100 Peoria, AZ 85383

Item 2.

(a)	Name of Person Filing Thomas Wetherald

(b)	Address of the Principal Office or, if none, residence 49 Red Gate Lane Cohasset, MA 02025

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, Par Value $0.000001

(e)	CUSIP Number 87621P100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 87621P100	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 70,000,000

(b)	Percent of class: 15.7% (based on 444,612,615 shares of common stock of the issuer outstanding as of November 18, 2020)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 70,000,000.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 70,000,000.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ] .

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87621P100	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2020 Date

/s/ Thomas Wetherald Signature

Thomas Wetherald Name